Empire Energy Corporation International

4500 College Blvd., Suite 240

Leawood, KS 66211

913-663-2310 fax 913-663-2239

August 24, 2009

H. Roger Schwall, Assistant Director

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:

Empire Energy Corporation International

Registration Statement on Form S-1, Amendment 2

Filed July 23, 2009

File Number 333-159119

Dear Mr. Schwall:

We have reviewed your comments sent August 14, 2009 regarding our recent S-1 filing and are returning our written responses. We look forward to any additional comments you may have and look forward to working with you to meet our disclosure requirements and enhance the overall disclosure in our filings.

We have prepared a separate reply for File Number 333-159680. Your comments and our responses that relate to File Number 333-159119 are as follows:

Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-159680)

General

1.

Please revise your filing to clarify how a shareholder can exercise its subscription and over-subscription rights. In addition, please disclose the expiration dates for such rights. For example, we note the reference in the form of rights certificate filed as Exhibit 4.1 that the rights certificate will be void if not exercised before the “Expiration Date (as defined in the prospectus).”

Response: Does not apply to File Number 333-159119

2.

Please revise your filing to provide the disclosure required by Item 508 of Regulation S-K. For example, we note that the form of rights certificate indicates that you have agreed with certain broker-dealers that they will receive a 5% commission for assisting you by soliciting the exercise of the rights.

Response: Does not apply to File Number 333-159119

3.

Please revise your filing to provide updated financial statements. See Rule 8-08 of Regulation S-X. This comment also applies to your registration statement on Form S-1 with the File Number 333-159119.

Response: We have updated the registration document to include updated financial statements in accordance with Rule 8-08 of Regulation S-X.

4.

We note your response to our prior comment 4. It appears that Malcolm Bell would be deemed an “underwriter” under Section (2)(a)(11) of the Securities Act. Please revise your filing to identify Mr. Bell as an underwriter. In addition, with a view toward disclosure, please advise us whether Mr. Bell will need to make additional financial arrangements to fund his commitment to purchase all shares not subscribed by other rights holders.

Response: Does not apply to File Number 333-159119

Exhibit 5.1

5.

We note your correspondence dated July 24, 2009 regarding the legal opinion filed with your amendment. Please obtain from counsel and file with your next amendment a proper legal opinion. This comment also applies to your registration statement on Form S-1 with the File Number 333-159119.

Response: We have obtained from counsel and included with the amendment a proper legal opinion.

Closing Comments

We have amended the registration statement in response to these comments and will provide a marked copy along with this letter to expedite your review.

We hope this response is adequate to satisfy your comments. Please contact us if further information or clarification is required. We ask your assistance to expedite your review of these comments and allow us to request acceleration of the effective date.

Sincerely,

/s/ John Garrison

Mr. John Garrison

Chief Financial Officer

Empire Energy Corporation International

4500 College Blvd., Suite 240

Leawood, KS 66211

cc:

Via Facsimile

Roger V. Davidson, Esq.

(303) 415-2500

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